SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                  AMTROL Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of securities)


                                  03234A-10-9
                                 (CUSIP Number)


                              Margaret D. Farrell
                            Hinckley, Allen & Snyder
                               1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                       _________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 13, 1996
            (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of rule 13d-1(b)(3) or (4), check the following box.      _  .

Check the following box if a fee is being paid with the statement  ____.

 1) Name of Reporting Person.      Heidi H. Kirk

 2) Check the appropriate box if a Member of a Group (See Instructions)

 (a)
 (b)  X


 3) SEC Use Only


 4) Source of Funds (See Instructions).      Not Applicable


 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


 6) Citizenship or Place of Organization.      United States


Number of         (7) Sole Voting Power                  0
Shares Bene-
ficially Owned    (8) Shared Voting Power                0
By Each
Reporting         (9) Sole Dispositive Power             0
Person With
                 (10) Shared Dispositive Power           0



 11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    0

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).      Not Applicable

 13) Percent of Class Represented by Amount in Row 11.      0%

 14) Type of Reporting Person (See Instructions).           IN

 1) Name of Reporting Person.      Hanns H. Winkhaus

 2) Check the appropriate box if a Member of a Group (See Instructions)

 (a)
 (b)  X


 3) SEC Use Only


 4) Source of Funds (See Instructions).      Not Applicable


 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


 6) Citizenship or Place of Organization.      Federal Republic of Germany


Number of       (7) Sole Voting Power                  0
Shares Bene-
ficially Owned  (8) Shared Voting Power                0
By Each
Reporting       (9) Sole Dispositive Power             0
Person With    (10) Shared  Dispositive Power          0




 11) Aggregate Amount Beneficially Owned by Each Reporting Person.    0

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).      Not Applicable

 13) Percent of Class Represented by Amount in Row 11.      0%

 14) Type of Reporting Person (See Instructions).           IN

 1) Name of Reporting Person.    The Chester H. Kirk 1984 Trust by its
Trustees, Heidi H. Kirk and Hanns H. Winkhaus

 2) Check the appropriate box if a Member of a Group (See Instructions)

 (a)
 (b)  X


 3) SEC Use Only


 4) Source of Funds (See Instructions).      Not Applicable


 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


 6) Citizenship or Place of Organization.      United States


Number of      (7) Sole Voting Power               0
Shares Bene-
ficially Owned (8) Shared Voting Power             0
By Each
Reporting      (9) Sole Dispositive Power          0
Person With
               (10) Shared Dispositive Power       0



 11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    0

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).      Not Applicable

 13) Percent of Class Represented by Amount in Row 11.      0%

 14) Type of Reporting Person (See Instructions).           00


 This statement is filed pursuant to Rule 13d-2(a) by the persons listed in
Item 2 (the "Filing Persons"), under the Securities Exchange Act of 1934, as amended, (the "Act"), as an amendment to the Schedule 13D dated February 21, 1996 filed on March 1, 1996, as amended by Amendment No. 1 thereto dated August 28, 1996 filed September 9, 1996. The Filing Persons do not, by reason of the filing of this Amendment No. 2 to Schedule 13D thereby admit that they have formed a "group" within the meaning of Section 13(d).

 Item 1.  Security and Issuer.

 This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of AMTROL Inc., a Rhode Island corporation ("AMTROL" or the "Issuer"). The address of AMTROL's principal executive office is 1400 Division Road, West Warwick, Rhode Island 02893.

 Item 2.  Identity and Background.

 (a), (b). This Statement is being filed by Heidi H. Kirk, an individual with a residence address of 275 Stoney Lane, North Kingstown, Rhode Island 02852, Hanns H. Winkhaus, an individual with a residence address of 248 Sybel Strasse, Dusseldorf, Germany 40479, and by The Chester H. Kirk 1984 Trust u/a dated 12/21/84 (the "Trust"), of which Ms. Kirk and Dr. Winkhaus are trustees. The address of the Trust is c/o Margaret D. Farrell, Esq., Hinckley, Allen & Snyder, 1500 Fleet Center, Providence, Rhode Island 02903.

 (c), (f). Ms. Kirk is not employed at the present time. Dr. Winkhaus, a Director of the Issuer from 1972 to November 13, 1996, has been the Senior Partner with the law firm of Bruckhaus Westrick Stegemann in Dusseldorf, Germany since prior to 1988. Ms. Kirk is a citizen of the United States of America and Dr. Winkhaus is a citizen of the Federal Republic of Germany.

 (d) and (e). During the last five years, none of the Filing Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

 On November 13, 1996 (the "Closing Date"), AMTROL Holdings, Inc. ("Holdings") acquired all of the outstanding Common Stock of the Issuer pursuant to that certain Merger Agreement by and among Issuer, Holdings and AMTROL Acquisition, Inc. dated as of August 28, 1996, as amended (the "Merger"). As of the Closing Date, each of the Filing Persons 2,220,804 shares of Common Stock of the Issuer was converted into the right to receive $28.25 in cash, without interest thereon. Also as of the Closing Date, each of the 130,000 shares of Common Stock of the Issuer held by Ms. Kirk in her capacity as Co-Executrix of the Estate of Chester H. Kirk (the "Estate") and exercisable as options granted to her deceased husband, Chester H. Kirk, were canceled in consideration of the Merger and payment to the Estate of an amount equal to $1,560,000 representing the excess of $28.25 in cash over the per share exercise price specified in each such option, multiplied by the number of shares subject to such option, subject to all applicable Federal, state and local tax withholding requirements. As a result of the Merger, the Filing Person's 29.83% beneficial interest in the Common Stock of the Issuer was converted into cash and the Filing Persons no longer own any Common Stock of the Issuer.

 Item 4.   Purpose of Transaction.

 As a result of the Merger, as discussed in Item 3 above, the Filing Persons no longer own any Common Stock of the Issuer.

 Other than as may be described herein, the Filings Persons have no plans or proposals which relate to or would result in:

 (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of it subsidiaries;

 (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

 (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

 (4) any material change in the present capitalization or dividend policy of the Issuer;

 (5) any other material change in the Issuer's business or corporate structure;

 (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

 (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (8) causing a class of equity transactions of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

 (9) any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer.

 (a) Amount Beneficially Owned. Upon the Closing of the Merger on November 13, 1996, the Filing Persons no longer beneficially own any Common Stock of the Issuer.

 (b) Percent of Class.  Not applicable.

 (c) Number of Shares of Common Stock as to which the Filing Persons have:

  (i) sole power to vote or to direct the vote      0   (ii) sharedpower to
  vote or to  direct the vote     0    (iii) sopower to dispose or to direct
  the disposition le of    0   (iv) sharpower to dispose or to direct the
  disposition of    0

 (d) Except for the surrender of shares and termination of the Options in connection with the Merger, the Filing Persons have not effected any transaction in the Common Stock during the past 60 days.

 (e) Not applicable.

 (f) The Filing Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on the Closing Date. .

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such person and any person with respect to any securities of AMTROL.

 Item 7.  Material to be Filed as Exhibits.

 (a) Joint Filing Agreement.


SIGNATURES



 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        /s/ Heidi H. Kirk
       Heidi H. Kirk



        *
       Hanns H. Winkhaus


       THE CHESTER H. KIRK 1984 TRUST



       By: /s/ Heidi H. Kirk
            Heidi H. Kirk, Trustee



       By:  *
            Hanns H. Winkhaus, Trustee


       * Heidi H. Kirk, Attorney-in-Fact



        /s/ Heidi H. Kirk
       Heidi H. Kirk



Dated:  November 25, 1996


 EXHIBIT A

 JOINT FILING AGREEMENT

 The undersigned hereby agree that the foregoing Amendment No. 1 to Schedule 13D may be filed on behalf of each of them.


       THE CHESTER H. KIRK 1984 TRUST



       By: /s/ Heidi H. Kirk ______
          Heidi H. Kirk, Trustee




       By:  *
          Hanns H. Winkhaus, Trustee



        /s/ Heidi H. Kirk
          Heidi H. Kirk


         *
          Hanns H. Winkhaus


       * Heidi H. Kirk, Attorney-in-Fact



        /s/ Heidi H. Kirk
       Heidi H. Kirk




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